Mail Stop 3720

July 5, 2006

Mr. David W. Devonshire
Chief Financial Officer
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

      Re: **Motorola, Inc.**
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed March 2, 2006
           File No. 1-07221

Dear Mr. Devonshire:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director